

Mail Stop 4631

September 25, 2017

Via E-mail
Joe Koscinski
General Counsel
PQ Group Holdings Inc.
300 Lindenwood Drive
Walleybrooke Corporate Center
Malvern, PA 19355

      Re: PQ Group Holdings Inc.
               Amendment No. 5 to Registration Statement on Form S-1
               Filed September 25, 2017
               File No. 333-218650

Dear Mr. Koscinski:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Summary Historical and Unaudited Pro Forma Financial and Other Data, page 20

Unaudited Pro Forma Financial Information of PQ Group Holdings, page 62

Selected Consolidated Financial of PQ Group Holdings, page 75

1. We note your historical earnings (loss) per share disclosures no longer reflect the conversion of your Class B common stock into common stock. Please revise your filing to address the following:

  - Revise pages 22 and 76 to present pro forma loss per share disclosures for the year ended December 31, 2016 and the interim period ended June 30, 2017 that fully reflect your new capital structure, assuming an IPO price of $22 per share, similar to the presentations on pages F-69 and F-115; and,

- Revise pages 22 and 63 to delete the pro forma loss per share disclosure for the business combination that does not fully reflect your new capital structure. It does not appear to us that you should present any pro forma per share data that does not fully reflect the Reclassification.

You may contact Melinda Hooker, Staff Accountant, at (202) 551-3732 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3754 with any other questions.

Sincerely,

/s/ Asia Timmons-Pierce, *for*

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc: Craig E. Marcus, Esq.